SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ☒       Form 40-F    ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       ☐       No     ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.                      Forward-Looking Statements for Item 2. below.

2.                      Final results announcement for the year ended December 31, 2002, dated March 20, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 9, 2003	By: /s/ Fiona Nott
Name: Fiona Nott

Title: Company Secretary

Item 1.

Forward-Looking Statements

Cautionary Statement for Purposes of the "Safe Harbor"
Provisions of the United States Private Securities Litigation Reform Act of
1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a
"safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as
"anticipate," "believe," expect," "estimate,"
"intend," "plan," "project" and similar
expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual
results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, (a) increased competition from regulatory changes in the Hong Kong telecommunications markets and the Company's ability to deal with the negative effects of those changes;
(b) the continuing effects of the currently contemplated regulatory initiatives relating to broadband access services; (c) the Company's ability to execute its business strategy including its ability to enter into business combinations, strategic investments and acquisitions; (d) the Company's ability to implement its business plan as a consequence of its substantial debt; (e) the risk of significant increase in interest rates as most of the Company's outstanding debt and guarantee obligations bear interest at a floating rate; (f) the risks related to the funding requirement of the Company's development of the
Cyberport project, as affected by factors such as the demand for, and pricing of, the residential units for pre-sale and sale, and the overall costs and expenditures relating to the project and other obligations under the project agreement with the Hong Kong Government; (g) the adverse effect on the profitability of the Company's internet protocol backbone joint venture business as a result of an increasingly competitive market; and (h) the
Company's ability to pursue its strategy with respect to some investments in which it shares control or does not have a controlling interest.
For additional information on factors that could cause the Company actual results to differ from expectations reflected in forward-looking statements, please see the Company's other reports furnished to or filed with the U.S. Securities and Exchange Commission, including, but not limited to, certain sections of the
Company's most recent Annual Report on Form 20-F (which is also available on the
Company''s website).

Item 2.

 PCCW
Limited

(Incorporated
in Hong Kong with limited liability)

FINAL RESULTS ANNOUNCEMENT FOR THE
YEAR ENDED DECEMBER 31, 2002

The directors (“Directors”) of PCCW Limited (the “Company” or “PCCW”) are pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended December 31, 2002.

OVERVIEW

•

EBITDA* increased 10 percent to HK$8,120 million (approximately US$1,041 million)

•

EBITDA margin increased from 34 percent to 40 percent

•

Operating profit before net gains on investments, provision for impairment losses and restructuring costs increased 9 percent to HK$5,212 million (approximately US$668 million)

•

Operating cash flow after interest, taxes and capital expenditure (but before investment in Cyberport) increased 54 percent to HK$3,351 million (approximately US$430 million)

•

Net Debt** decreased 16 percent to HK$32,919 million (approximately US$4,220 million)

•

Difficult but prudent decisions taken on a HK$8,263 million (approximately US$1,059 million) impairment loss for investment in Reach

The consolidated revenue of the Group was HK$20,112 million (approximately US$2,578 million) and EBITDA was HK$8,120 million (approximately US$1,041 million) for the year ended December 31, 2002, compared to revenue of HK$21,959 million (approximately US$2,815 million) and EBITDA of HK$7,396 million (approximately US$948 million), respectively, for the year ended December 31, 2001. Operating profit before net gains on investments, provision for impairment losses and restructuring costs increased 9 percent to HK$5,212 million (approximately US$668 million). Loss attributable to shareholders for the year was HK$7,762 million (approximately US$995 million), compared to a restated net profit of HK$1,343 million (approximately US$172 million) in the prior year.

The largest part of the decrease in consolidated revenue is attributable to the significant reduction in one-off revenue from Cyberport entrustment fees and from property sales of HK$83 million (approximately US$11 million) in 2002 compared to HK$922 million (approximately US$118 million) in 2001. The remaining recurring revenue of HK$20,029 million (approximately US$2,568 million) in 2002 decreased by 5 percent from HK$21,037 million (approximately US$2,697 million) in 2001 primarily due to the significant downward pricing pressure in the international telecommunications markets; the reduction in the overall number of direct exchange lines in service; and the Company’s conscious decision to reduce its low margin computer and customer premises equipment (“CPE”) sales business. However, continuing strong growth in broadband and Business eSolutions revenue has partially offset these revenue declines.

Against the backdrop of a softening economy and a challenging operating environment, demand for broadband Internet products and services continued to be strong during the year. The number of total broadband access lines provided by PCCW increased significantly by 39 percent to approximately 559,000. Business eSolutions revenue increased by 15 percent year-on-year to HK$2,234 million (approximately US$286 million) and contributed a significant 11 percent to Group revenue, compared to 9 percent a year ago.

Group EBITDA for the year ended December 31, 2002 was HK$8,120 million (approximately US$1,041 million), an increase of approximately 10 percent year-on-year. Group EBITDA margin expanded to approximately 40 percent for the year of 2002, compared to 34 percent in 2001. The substantial improvement in EBITDA margin was primarily driven by cost savings from the restructuring of the Group’s Internet Services business, reduction in wholesale international traffic disbursements, overall productivity improvements in operating costs and more cautious control on corporate overheads; and the significant reduction in one-off low margin Cyberport entrustment fees and property sales in the current year.

Operating profit before net gains on investments, provision for impairment losses and restructuring costs also increased in line with Group EBITDA, or 9 percent to HK$5,212 million (approximately US$668 million) for the year ended December 31, 2002 from HK$4,774 million (approximately US$612 million) for the year ended December 31, 2001.

Net profit for the year ended December 31, 2002 before non-recurring items comprising impairment loss for goodwill attributable to the Group’s interest in Reach Ltd. (“Reach”); accounting loss on the disposal of the Group’s 40 percent interest in Joint Venture (Bermuda) No. 2 Limited (“RWC”); profit on disposal of the Group’s partial interest in MobileOne Ltd. (“MobileOne”); and restructuring costs was HK$2,245 million (approximately US$288 million), an increase of 67 percent compared to the restated net profit of HK$1,343 million (approximately US$172 million) in 2001. This is largely due to the substantial reduction in net finance costs, offset by a decrease in net gains on investments. Profit attributable to shareholders for the year ended December 31, 2001 was restated as a result of the retrospective restatement of prior year’s taxation balance to take into account of the change in the accounting standard on income taxes, as a result of the adoption of Statement of Standard Accounting Practice (“SSAP”) No. 12, issued by the Hong Kong Society of Accountants with effect from January 1, 2002.

The shift to a substantial loss attributable to shareholders of HK$7,762 million (approximately US$995 million) for the year ended December 31, 2002 from the restated net profit of HK$1,343 million (approximately US$172 million) for the year ended December 31, 2001 is largely a result of an impairment loss recognized for the goodwill in relation to the Group’s investment in Reach, amounting to approximately HK$8,263 million (approximately US$1,059 million). In addition, an accounting loss of approximately HK$1,771 million (approximately US$227 million) was also created following the disposal of the Group’s 40 percent interest in RWC. These accounting losses are mainly a result of the inclusion of goodwill previously eliminated against reserves in the current year’s impairment provision and in the cost of disposal. The accounting treatment has no impact on the Group’s operations, cash flows, revenue, profit from operations or EBITDA.

The Group’s businesses generated strong cash flow. Operating cash flow after interest, taxes and capital expenditure but before investment in Cyberport development increased by 54 percent to HK$3,351 million (approximately US$430 million) for the year ended December 31, 2002. This was the result of a robust cash flow generated by the core telecommunications business, lower net interest payments and a reduction in capital expenditure during the year.

PCCW continued its refinancing strategies and further de-leveraged during the year, reducing Net Debt by approximately 16 percent from HK$39,305 million (approximately US$5,039 million) in 2001 to HK$32,919 million (approximately US$4,220 million) by the end of 2002. The Group has also taken measures to reduce the interest costs on its borrowing despite a significant program of lengthening maturities. Average cost of debt declined from 6.6 percent to 5.0 percent year-on-year.

During the year, PCCW took significant steps in its strategic realignment plans. These steps include (i) establishing a subcontracting program, under which approximately 1,600 employees in network maintenance and installation divisions were offered the opportunity to form their own independent companies which then signed agreements with PCCW to provide services to PCCW; and (ii) forming a new wholly-owned subsidiary, Cascade Limited (“Cascade”), one of Hong Kong’s largest technical services companies which will also continue to provide PCCW’s telecommunications network operations, support and maintenance services. As part of the formation of Cascade, approximately 3,000 employees accepted new service contracts that generally reduced salaries slightly as well as realigned benefit packages. The subcontracting companies, subject to the contractual agreements with PCCW, and Cascade are free to pursue new business opportunities in Hong Kong and throughout Asia Pacific. During the year, the Group also reset staff levels for maximum efficiency and further streamlined operations.

*         EBITDA represents earnings before interest, taxation, depreciation, amortization, loss on disposal of fixed assets, net gains on investments, provision for impairment losses, restructuring costs, impairment loss for goodwill attributable to the interest in Reach, net losses on disposal of interests in RWC and MobileOne, other income and the Group’s share of results of associates, jointly controlled companies and unconsolidated subsidiaries. While EBITDA is commonly used in telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

**       Net Debt refers to long-term liabilities plus short-term borrowings, minus cash and cash equivalents and fixed deposits placed for banking facilities for the Cyberport project.

FINANCIAL INFORMATION AND OPERATING PERFORMANCE OF BUSINESS UNITS

GROUP STRUCTURE

The Group’s business comprises the following main areas:

•          Telecommunications Services (“TSS”) is the leading provider of telecommunications services, Internet access and multimedia services and equipment businesses in Hong Kong;

•          Business eSolutions offers IT solutions, business broadband Internet access, hosting and facilities management services and yellow pages businesses within Hong Kong and greater China;

•          Infrastructure covers the Group’s property portfolio in Hong Kong and greater China including the Cyberport development in Hong Kong; and

•          Others. Through a strategic alliance with Telstra Corporation Limited (“Telstra”), the Company owns 50 percent of Reach, which offers international connectivity services primarily within the Asia region. Also included in the Group’s other businesses are its greater China businesses, Pacific Century CyberWorks Japan Co., Ltd. (“PCCW Japan”), Internet Services and CyberWorks Ventures.

FINANCIAL REVIEW OF BUSINESS UNITS

(Excluding Reach)

  Year ended
December 31,

2002

2001#

y-o-y

 H1
  HK$
Million

   H2
  HK$
Million

   Full Year
  HK$
Million

   Full Year
  US$
Million

   H1
  HK$
Million

   H2
  HK$
Million

   Full Year
  HK$
Million

   Full Year
  US$
Million

 Increase
(Decrease)

Revenue

TSS[1]

9,105

8,902

18,007

2,309

9,983

9,844

19,827

2,542

(9
)%

Business eSolutions[3]

1,142

1,092

2,234

286

986

950

1,936

248

15
%

Infrastructure

311

374

685

88

721

647

1,368

175

(50
)%

Others[2]

362

431

793

102

263

205

468

60

70
%

Eliminations

(717
)
(890
)
(1,607
)
(207
)
(641
)
(999
)
(1,640
)
(210
)
2
%

Total Revenue

10,203

9,909

20,112

2,578

11,312

10,647

21,959

2,815

(8
)%

EBITDA

TSS[1]

4,487

4,416

8,903

1,142

4,737

4,514

9,251

1,186

(4
)%

Business eSolutions[3]

125

26

151

19

69

(6
)
63

8

140
%

Infrastructure

279

197

476

61

310

256

566

73

(16
)%

Others[2]

(760
)
(650
)
(1,410
)
(181
)
(1,205
)
(1,279
)
(2,484
)
(319
)
43
%

Total EBITDA

4,131

3,989

8,120

1,041

3,911

3,485

7,396

948

10
%

EBITDA Margin

40%

40%

40%

40%

35%

33%

34%

34%

Depreciation and amortization

(1,403
)
(1,429
)
(2,832
)
(363
)
(1,312
)
(1,251
)
(2,563
)
(329
)
10
%

Loss on disposal of fixed assets

(4
)
(72
)
(76
)
(10
)
(7
)
(56
)
(63
)
(8
)
21
%

Others

–

–

–

–

31

(27
)
4

1

(100
)%

Operating Profit##

2,724

2,488

5,212

668

2,623

2,151

4,774

612

9
%

Notes:

#         Comparative figures were restated to conform with current year’s classification as follows:

1.        Retail consumer broadband and narrowband Internet access services and related multimedia services were transferred to TSS from Internet Services in 2002.

2.        The remainder of Internet Services, which primarily comprises costs associated with the production of English and Chinese Internet and broadband content, is included under Others in 2002.

3.        The operations of Internet Data Centers were merged into and are reported under Business eSolutions in 2002.

##       Operating profit before net gains on investments, provision for impairment losses and restructuring costs.

REVENUE BY BUSINESS UNITS

Telecommunications Services (“TSS”)

During 2002, TSS continued to actively manage its business and operations in response to the specific economic realities faced by its global and Hong Kong customers as well as the challenging operating, competitive and regulatory environment in Hong Kong’s telecommunications market. The unit has implemented efficiency improvements to reduce costs and has improved marketing efforts to enhance customer service. It has grown as a result of investments in value-added services, data transmission services and broadband access lines services, which are seen as key differentiators against competitors. During the year, retail consumer Internet access and multimedia services were transferred from Internet Services into TSS for better alignment of the operating structure. Management believes the restructured TSS offers synergies and greater efficiency, which contributed to an improved operating margin.

The table below sets out the unaudited financial performance of TSS for the years ended December 31, 2001 and 2002:

Year ended

2002

2001

y-o-y

December 31,

H1 HK$ Million

H2 HK$ Million

Full Year HK$ Million

Full Year US$ Million

H1 HK$ Million

H2 HK$ Million

Full Year HK$ Million

Full Year US$ Million

Increase/ (Decrease)

Local Telephony Services

3,503

3,346

6,849

879

3,877

3,647

7,524

965

(9
)%

Local Data Services

2,242

2,215

4,457

571

2,084

2,184

4,268

547

4
%

International

Telecommunications

Services

1,893

1,664

3,557

456

2,271

2,196

4,467

573

(20
)%

Other Services

1,467

1,677

3,144

403

1,751

1,817

3,568

457

(12
)%

Total Revenue

9,105

8,902

18,007

2,309

9,983

9,844

19,827

2,542

(9
)%

EBITDA

4,487

4,416

8,903

1,142

4,737

4,514

9,251

1,186

(4
)%

EBITDA Margin

49%

50%

49%

49%

47%

46%

47%

47%

TSS revenue for the year ended December 31, 2002 was HK$18,007 million (2001: HK$19,827 million), 9 percent lower than a year ago. The decrease was mainly due to the significant downward pricing pressure in the international data and IDD markets; reduction in the overall number of direct exchange lines in service in Hong Kong as a result of the continuing softening of the economy, as well as a reduction in market share by PCCW resulting from continuing market competition; and the Company’s conscious decision to reduce its low margin CPE sales business. However, strong revenue growth from broadband Internet access services and an increase in revenue from wholesaling local access lines partially offset revenue declines in other areas of TSS.

Local Telephony Services. Revenue from local telephony services consists of revenue from local exchange line services, value-added services and interconnection and network access services for traffic carried for other local operators and service providers. Interconnection fees include fees for the delivery of traffic and fees for the physical interconnection of facilities, as determined by the Office of the Telecommunications Authority (“OFTA”), or by commercial agreements between the Company and other local carriers.

Revenue from local telephony services decreased by 9 percent year-on-year from HK$7,524 million to HK$6,849 million. This primarily reflected a decline in the number of direct exchange lines in service in Hong Kong; a lower interconnection fee revenue due to a rate reduction as determined by the OFTA in October 2002, and was partially offset by an increase in revenue from wholesaling local access lines to other fixed lines operators.

The Company has maintained a leading share in Hong Kong’s fixed line telecommunications market notwithstanding increasing liberalization since 1995, and further full liberalization since the beginning of 2003; competition from other fixed line operators; substitution by broadband access lines and wireless telecommunications services; as well as continuing softening in the Hong Kong economy and the property market. The Company continues to launch innovative products and value-added services to help retain and win back customers and maintains the premium pricing and leading market share.

According to industry statistics provided by OFTA, the overall fixed line telecommunications market continued to contract by approximately 2 percent in 2002. Based on the Company’s estimates and OFTA’s statistics, PCCW had 82 percent total market share at the end of December 2002; 84 percent in the residential sector and 79 percent in the business sector. The total number of the Company’s direct exchange lines decreased by 10 percent year-on-year from approximately 3,489,000 to approximately 3,138,000; the number of business exchange lines in service decreased from approximately 1,470,000 to approximately 1,336,000 and the number of residential exchange lines decreased from approximately 2,019,000 to approximately 1,802,000.

Local Data Services. Revenue from local data services consists of revenue from the provision of data and network services; wholesale broadband access lines and retail consumer Internet access services utilizing the Company’s fiber-optic network and the digital subscriber line technology behind our broadband offerings.

Local data services revenue increased by approximately 4 percent year-on-year from HK$4,268 million to HK$4,457 million. This was mainly the result of significant increase in revenue from broadband Internet access services, partially offset by a decline in revenue from the provision of local area and wide area (LAN and WAN) corporate networks, high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers; and iTV, the interactive television operation terminated in the last quarter of 2002.

Demand for broadband Internet access services continued to be strong during the year. The total number of broadband access lines leased increased 39 percent year-on-year from approximately 402,000 to approximately 559,000. Customer numbers for NETVIGATOR, the market-leading consumer Internet access brand, increased from approximately 311,000 to approximately 424,000.

The Group’s successful marketing effort continued to focus on delivering products and services tailored to customer needs. Wireless broadband and certain NETVIGATOR value-added services were launched during the year to expand the customer base and maintain the brand’s premium pricing and market position. Subscribers to now.com.hk, the broadband content service exclusive to NETVIGATOR customers, and launched in September 2001, showed a remarkable year-on-year increase of 79 percent to approximately 145,000 by the end of 2002.

While other local data and network services (such as LAN and WAN corporate networks; high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers) continued to face intense pricing pressure, local data bandwidth sold increased by 23 percent year-on-year to 172 Gigabits per second (“Gbps”) due to an increase in demand for higher bandwidth data products such as IP-VPN.

International Telecommunications Services. Revenue from international telecommunications services consists of revenue from retail outgoing IDD, retail international data services and delivery fees for the origination and termination of international calls on the Company’s network.

Given retail IDD minutes dropped by 4 percent year-on-year and IPLC bandwidth also dropped significantly year-on-year, international telecommunications services revenue decreased by approximately 20 percent to HK$3,557 million for the year ended December 31, 2002 from HK$4,467 million a year ago. This is mainly a result of significant price competition in the retail IDD market, particularly on the China routes, and downward pricing pressure on international data products. Through customer-retention and win-back programs, the Company has been able to sustain its market share in the competitive IDD market in 2002. Delivery fees applicable to certain types of international traffic were lower during the year due to a rates revision determined by OFTA in July 2001.

In connection with the formation of Reach in February 2001, the joint venture assumed responsibility for certain wholesale international telecommunications services and the associated revenue.

Other Services. Revenue from other services consists primarily of revenue from the sale of network equipment, CPE and connectivity products, fees for technical and maintenance subcontracting services, and income from Contact Centers which design, build and maintain call centers and related outsourcing services.

Revenue from other services decreased by 12 percent to HK$3,144 million for the year ended December 31, 2002 from HK$3,568 million a year ago. This was mainly due to the Company’s conscious decision to reduce its low margin computer and CPE sales business. Other factors included a weaker economy and delayed investment decisions by corporate customers. The increasing popularity of the do-it-yourself retail broadband access packages also led to a reduction in broadband installation revenue. The reduction in Other Services revenue was partially offset by revenue from Telecommunications Technology Investments Limited, the new satellite-based network communication business acquired in March 2001, and the new service hubs launched in the greater China area.

Business eSolutions

Business eSolutions primarily include provision of eSolutions IT projects (including Internet Data Centers), retail business broadband Internet access services and the Group’s yellow pages business, PCCW Directories Limited. During the year, Internet Data Center operations were integrated into Business eSolutions. This restructuring enabled the division to offer seamless IT, hosting, facilities management and connectivity services and greatly enhanced the Group’s competitive edge in this sector.

Business eSolutions revenue for the year ended December 31, 2002 was HK$2,234 million, representing a 15 percent increase from HK$1,936 million in 2001.

Revenue from eSolutions IT projects (including Internet Data Centers) grew 10 percent year-on-year, from HK$1,266 million in 2001 to HK$1,397 million in 2002. Key contract work delivered during the year included provision of hardware, software and services for the Hong Kong new computer-chip ID card; and design and development of the Library Authentication System for the Leisure and Cultural Services Department. In addition, contract work included provision of a nationwide enterprise resources planning information system for a major PRC telecom operator; and provision of IT services including facilities, operations, platform and security management. Another secured contract involved load testing, hardware and software maintenance and enhancement services for a major European bank.

Revenue from business broadband Internet access services increased 41 percent year-on-year from HK$376 million in 2001 to HK$531 million in 2002. The number of customers for the Company’s high-speed business broadband and leased-line access services expanded from approximately 36,400 as at December 31, 2001 to approximately 51,800 as at December 31, 2002.

Revenue from the Group’s yellow pages business remained steady at HK$306 million for the year ended December 31, 2002 (2001: HK$294 million). PCCW Directories Limited remains one of Asia’s market leaders in directory publications. During the year, various trades, commerce and professional directories were launched.

Infrastructure

Total revenue from Infrastructure was HK$685 million for the year ended December 31, 2002, a decrease of 50 percent from HK$1,368 million in 2001.

One-off revenue of HK$83 million for the year ended December 31, 2002, versus HK$922 million for the year ended December 31, 2001, included infrastructure works completed for the Cyberport development and revenue recorded from the sale of certain properties in mainland China.

Despite the continued slowdown in the Hong Kong real estate market, rental revenue from investment properties leased to third parties increased during the year, principally due to higher residential occupancy in Pacific Century Place in Beijing. Overall occupancy of the portfolio improved to 90 percent at the end of 2002 from 86 percent a year earlier.

The first and second phases of the Cyberport development were completed on schedule, and marketing and sales for the residential portion, Residence Bel-Air, has commenced in early 2003, with an encouraging response despite difficult market conditions.

Others and Eliminations

Other revenue primarily includes revenue from the Group’s greater China businesses, PCCW Japan, Internet Services, and CyberWorks Ventures. Other revenue increased by 70 percent to HK$793 million for the year ended December 31, 2002 from HK$468 million in 2001.

The Group continued to provide data network and mission-critical services in Taiwan through its subsidiary, Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), including high-speed packet data utilizing asynchronous transfer mode (ATM) and information networks and Internet access supported by an extensive fiber-optic network.

PCCW Japan continued to focus on development and publishing of console and PC game software and targeted content across multiple distribution platforms. During 2002, 23 game titles were launched including the PCCW Japan brand title.

The Company continued to manage the CyberWorks Ventures investment portfolio prudently during the year. The unit is self-funded, using realized gains from existing investments. Certain non-core or non-performing businesses were closed or divested during the year. Total carrying value of the Group’s investment portfolio was HK$1,302 million as of December 31, 2002 (2001: HK$2,322 million).

Eliminations of HK$1,607 million (2001: HK$1,640 million) predominantly related to internal charges for wholesale communications services consumed, computer system network charges, consumer support services and office rental charges between the Group’s business units.

COSTS OF SALES AND SERVICES

Total costs of sales and services for the year ended December 31, 2002 were HK$5,295 million (2001: HK$6,855 million), of which approximately HK$3,993 million (2001: HK$4,799 million) related to TSS. The Group’s overall gross margin improved from 69 percent to 74 percent primarily driven by the cost savings from restructuring the Group’s Internet Services business and the significant reduction in one-off low margin revenue from Cyberport entrustment fees and from property sales in the current year. TSS’ gross margin also improved from 76 percent to 78 percent year-on-year primarily due to a decline in wholesale international voice and data disbursements.

OPERATING COSTS

  Year ended December
31,

2002

2002

2001

2001

Increase/

HK$ million (Unaudited)

US$ million (Unaudited)

HK$ million (Unaudited)

US$ million (Unaudited)

(Decrease)

Staff costs*

3,822

490

4,522

580

(15)%

Repair and maintenance

443

57

503

64

(12)%

Other operating costs

2,432

312

2,683

344

(9)%

Total Operating Costs before depreciation and amortization

6,697

859

7,708

988

(13)%

*          Staff costs include costs paid to subcontracting companies formed as part of the subcontracting program as described below.

Operating costs before depreciation and amortization decreased by 13 percent to HK$6,697 million for the year ended December 31, 2002. Operating costs for TSS also decreased by 12 percent to HK$5,111 million year-on-year. The Company continued its drive for enhanced organizational effectiveness and implemented a number of cost efficiency measures during the year. This resulted in substantial savings in most categories of operating expenditure.

Staff costs decreased substantially by approximately 15 percent year-on-year to HK$3,822 million. During the year, the Group reset staff levels for maximum efficiency involving approximately 1,400 positions in 2002.

As part of the Company’s strategic realignment plans, PCCW: (i) announced a subcontracting program in September 2002, under which about 1,600 employees in network maintenance and installation divisions were offered the opportunity to form their own independent companies which then signed agreements with PCCW to provide services to PCCW; and (ii) formed a new wholly-owned subsidiary, Cascade, one of Hong Kong’s largest technical services companies which will also continue to provide PCCW’s telecommunications network operations, support and maintenance services. As part of the formation of Cascade, approximately 3,000 employees accepted new service contracts that generally reduced salaries slightly as well as realigned benefit packages. The subcontracting companies, subject to contractual agreements with PCCW, and Cascade are free to pursue new business opportunities in Hong Kong and throughout Asia Pacific. Net restructuring costs of these realignment moves charged to the consolidated income statement amounted to approximately HK$311 million (2001: Nil).

As a result of the restructuring, the number of full-time and part-time employees of the Group has been reduced to approximately 11,600 at the end of 2002, compared to approximately 14,600 a year ago:

Year ended December 31,

2002

2001

TSS

8,445

11,296

Business eSolutions(1)

1,280

1,392

Infrastructure

361

307

Others(2)

1,474

1,588

Total

11,560

14,583

Total (excluding part-time/temps)

10,978

14,080

(1)         Business eSolutions includes Internet Data Centers.

(2)         Others primarily includes Corporate Functions, greater China businesses, PCCW Japan, Internet Services and CyberWorks Ventures.

Other operating costs primarily included rent, rates and utilities, publicity and promotion and professional and consultancy fees. Publicity and promotion expenses decreased during the year after the Group’s rebranding exercises were completed at the beginning of 2002. Professional and consultancy expenses also decreased in 2002.

EBITDA

Total EBITDA for the Group was HK$8,120 million for the year ended December 31, 2002, an increase of approximately 10 percent from 2001. Group EBITDA margin expanded to approximately 40 percent for the year of 2002, compared to 34 percent in 2001. The substantial improvement in EBITDA margin was primarily driven by cost savings from restructuring of the Group’s Internet Services business; reduction in wholesale international traffic disbursements; overall productivity improvements in operating costs; more cautious control on corporate overheads; and the significant reduction in one-off low margin Cyberport entrustment fees and property sales in the current year.

TSS EBITDA for the year ended December 31, 2002 was HK$8,903 million (2001: HK$9,251 million), a 4 percent decrease from 2001. EBITDA margin improved to 49 percent in 2002 from 47 percent a year ago. This is mainly attributable to a reduction in wholesale international voice and data disbursements, and productivity improvement in operating costs and reduction in sales of low margin computer and CPE.

Business eSolutions EBITDA increased substantially by 140 percent from HK$63 million in 2001 to HK$151 million in 2002. Business eSolutions’ operations continued to gain scale during the year and EBITDA margin of the division increased from 3 percent to 7 percent year-on-year.

Despite the significant decrease in Infrastructure revenue from HK$1,368 million to HK$685 million year-on-year, Infrastructure EBITDA decreased only from HK$566 million in 2001 to HK$476 million in 2002 primarily due to the significant reduction in one-off low margin Cyberport entrustment fees and property sales in the current year.

EBITDA loss from Others, net of costs associated with corporate functions, has been further contained by 43 percent to HK$1,410 million for the year ended December 31, 2002 from HK$2,484 million a year ago. This is primarily driven by cost savings from restructuring the Group’s Internet Services business; overall productivity improvements in operating costs; more cautious control on corporate overheads and the Group’s other businesses including CyberWorks Ventures and PCCW Japan.

Subsequent to the restructuring of the Group’s Internet Services business at the beginning of the year, the remainder of the Internet Services division is primarily related to the production of English and Chinese Internet and broadband content. Internet Services EBITDA loss for the year ended December 31, 2002 reduced substantially to HK$78 million from HK$850 million a year ago primarily as a result of a new business arrangement with an overseas content partner, effective from the beginning of 2002.

HIGHLIGHTS OF TELSTRA ALLIANCE

Reach

Year ended December 31, 2002

Eleven months from Feb 1 to Dec 31, 2001

   HK$ million(1)
  (HK GAAP)
(Unaudited)

   US$ million(1)
  (HK GAAP)
(Unaudited)

   US$ million(2)
  (US GAAP)
(Unaudited)

   HK$ million(1)
  (HK GAAP)
(Unaudited)

   US$ million (1)
  (HK GAAP)
(Unaudited)

   US$ million (2)
  (US GAAP)
(Unaudited)

Revenue

9,854

1,263

1,263

9,978

1,279

1,279

EBITDA

3,304

423

423

3,104

398

398

PCCW’s 50 percent share of profit before tax

738

95

NA

706

91

NA

(1)         Amounts prepared in accordance with HK GAAP.

(2)         Amounts prepared in accordance with US GAAP.

In February 2001, PCCW formed Reach, a 50:50 joint venture with Telstra, which merged the respective international infrastructure assets of both shareholders. Reach provides wholesale voice, data and Internet connectivity services in the Asia-Pacific region. PCCW contributed its international wholesale business to Reach at cost.

For the year ended December 31, 2002, in difficult market conditions, Reach generated total revenue of HK$9,854 million compared to HK$9,978 million for the 11 months from February 1, 2001 to December 31, 2001. PCCW’s 50 percent share of profit before tax for the year ended December 31, 2002 was HK$738 million compared to HK$706 million for the 11-month period ended December 31, 2001.

A wholly-owned subsidiary of the Company and Reach have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of Reach in February 2001, the Group is required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of its total annual purchases of “Committed Services” (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from Reach. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services to Reach under similar terms and conditions. Both agreements are subject to renegotiation when the agreements expire in 2006.

In addition, the Group entered into one year fixed price bulk purchase arrangements for international connectivity services from January 1, 2002, which committed the Group to aggregate purchase levels in 2002. The Group’s commitments under these arrangements had regard to its future capacity needs and opportunities for growth as well as Reach’s minimum earnings requirements under its financing arrangements. Regulated services in Hong Kong were acquired in accordance with tariffs approved by the relevant regulatory authority and unregulated services were acquired in accordance with market prices. Purchases made by the Group for the year ended December 31, 2002 were approximately HK$1,443 million (2001: approximately HK$1,700 million).

PCCW has historically been a substantial acquirer of cross-border connectivity services supplied by Reach, and expects to continue to require these services to support the Group’s domestic business.

In view of the continuing difficult and volatile trading conditions in which Reach operates, the Directors announced on February 21, 2003 that the Company has performed a preliminary review of Reach in accordance with the requirements of SSAP 31 - “Impairment of assets”, to ascertain whether there has been an impairment in the total investment cost in Reach.

An analysis of the Company’s total investment cost in Reach as at December 31, 2002 is as follows:-

(HK$ million)

Book Carrying value

Goodwill (Note)

Total Investment cost

  Balances as at December 31,
2002, as previously announced on February 21, 2003

3,964

8,263

12,227

Adjustment to goodwill arising from adoption of new accounting standard for deferred taxation -Note 11 (b) to the audited consolidated results

(349)

315

(34)

Balances, as restated

3,615

8,578

12,193

Impairment loss for the goodwill attributable to the interest in Reach

—

(8,263)

(8,263)

Balances as at December 31, 2002

3,615

315

3,930

Note:
Interpretation 13 issued by the Hong Kong Society of Accountants in 2001 requires that the balance of goodwill previously charged against the reserve account of the balance sheet of the Company as a result of the Company’s acquisition of PCCW-HKT Limited (“HKT”) and its subsidiaries, and not previously realized or charged to the income statement through provision for impairment be subject to impairment review.

Based on the results of this review, the Directors believe that an impairment loss of HK$8,263 million should be recognized for the goodwill attributable to the Company’s investment in Reach and such amount is included in the consolidated loss attributable to shareholders of the Company for the year ended December 31, 2002.

The impairment loss on the Company’s investment in Reach has no impact on revenue, profit from operations, EBITDA or cash flow of the Group and will not result in any non-compliance with respect to the Group’s debt covenants. In addition, the recognition of an impairment loss on goodwill does not result in an increase in the shareholders’ deficit of the Group as at December 31, 2002.

The Directors’ decision in relation to the provision was made after consideration of the difficult and volatile trading conditions in the undersea and long-haul telecommunications sectors. The Directors will continue to review both Reach’s business development and financial performance.

Reach is currently in negotiations with its bankers to restructure the terms of a syndicated bank loan of US$1,500 million. It has been granted waivers for certain of its debt covenants until the end of March 2003. Reach continues to operate in difficult and volatile conditions and its ability to continue as a going concern is dependent on successful renegotiation of its existing bank loan or other forms of funding being made available. Discussions with the banks continue to be constructive.

RWC

RWC, previously 40 percent owned by the Group, generated revenue of HK$2,120 million and EBITDA of HK$698 million for the six months ended June 30, 2002. On June 28, 2002, the Group sold its 40 percent interest in RWC to Telstra for a total net consideration of HK$4,792 million.

On June 28, 2002, PCCW and Telstra entered into, and completed an agreement relating to the following:

•          The sale by the Company of its entire 40 percent equity interest in RWC to Telstra for a consideration of approximately US$614 million (approximately HK$4,792 million);

•          The redemption by the Company of the outstanding principal amount of the US$750 million (approximately HK$5,850 million) variable coupon subordinated convertible bond due 2007 (“2007 Bond”) together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and

•          The issue by the Company of a US$190 million (approximately HK$1,482 million) 5 percent mandatory convertible note due 2005 (“2005 Note”) to Telstra.

The proceeds from the sale of the interest in RWC and the issue of the 2005 Note were set off in full against the amount due to Telstra by PCCW for the redemption of the 2007 Bond with interest accrued thereon. Accordingly, no net proceeds arose from the sale of the interest in RWC.

The effect of the above transactions is to reduce the Group’s debt position. The sale of the interest in RWC also aligns with the Group’s intention of focusing on core fixed line, data and Internet protocol services businesses as well as systems integration.

The realization of the Group’s investment in RWC significantly reduced the shareholders’ deficit position but gave rise to a HK$1,771 million disposal loss, adjusted by deferred tax, in the year. The disposal loss had no impact on cash flows and was due to the inclusion of goodwill previously eliminated against reserves as cost of disposal in the current year’s audited consolidated income statement.

FINANCIAL HIGHLIGHTS OF AUDITED CONSOLIDATED RESULTS

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2002 was HK$2,832 million compared to HK$2,563 million for the year ended December 31, 2001.

Operating Profit before Net Gains on Investments, Provision for Impairment Losses and Restructuring Costs

Operating profit before net gains on investments, provision for impairment losses and restructuring costs increased by approximately 9 percent to HK$5,212 million for the year ended December 31, 2002 from HK$4,774 million for the year ended December 31, 2001 primarily due to the aforementioned reasons for the increase in EBITDA.

Net Gains On Investments

2002 HK$ million

2001 HK$ million

Net unrealized losses on investments

(142
)
(194
)

Net realized (losses)/gains from disposal of investments in subsidiaries, investment securities and other investments

(92
)
261

Provision for impairment of investments

(581
)
(263
)

Amortization of premium received from equity options

32

361

Release of provision for an onerous contract

464

477

Gain on termination of interest rate swap contracts

332

—

Dividend income#

—

125

13

767

#
Balance represents 60 percent of profit of the Group’s wireless communications business before February 2001 when the venture with Telstra was formed.

Provision for Impairment Losses

Provision for impairment losses of HK$534 million for the year ended December 31, 2002 (2001: HK$91 million) increased mainly due to the higher provision made for certain fixed assets, intangible assets and associates, including the provisions for the remaining portion of the goodwill relating to the Internet Services business and for Powerb@se, the Group’s Internet Data Centers infrastructure in Hong Kong.

Restructuring Costs

During the current year, the Group subcontracted a significant portion of its network maintenance function to 17 newly-established companies owned by staff previously employed by the Group. Approximately 1,600 former employees joined these subcontracting companies in November 2002 and approximately 3,000 of the Group’s employees joined a new wholly-owned subsidiary, Cascade, on January 1, 2003. In addition, the Group reset staff levels for maximum efficiency during the year involving approximately 1,400 employees. Restructuring costs mainly represent the ex-gratia payments, curtailment loss on retirement scheme, Cascade incentive bonus and payment in lieu of notice for the above exercises.

Net Finance Costs

Net finance costs decreased by approximately 35 percent to HK$1,997 million for the year ended December 31, 2002 from HK$3,056 million for the year ended December 31, 2001 primarily due to the 16 percent decrease in Net Debt, substantial decline in interest rates, and decrease in amortization of arrangement fees. Average cost of debt, calculated as total interest, including finance fees, over average debt outstanding, decreased from 6.6 percent to 5.0 year-on-year. The general interest rates decline also led to a decrease in interest income on bank deposits.

Share of Results of Jointly Controlled Companies

Share of results of jointly controlled companies for the year of HK$550 million (2001: HK$523 million) comprises the Group’s 50 percent share of profit from Reach, the 50:50 venture with Telstra, of HK$738 million (2001: HK$706 million for the 11-month period from February 1, 2001 to December 31, 2001), net of the Group’s share of losses of other jointly controlled companies for the year.

Share of Results of Associates

Share of results of associates for the year of HK$281 million (2001: HK$158 million) comprised the Group’s 40 percent share of profit from RWC of HK$137 million from January 1, 2002 to the date of disposal of June 28, 2002 (2001: HK$289 million for the 11-month period from February 1, 2001 to December 31, 2001) and the Group’s share of profit of HK$301 million (2001: HK$62 million) from Great Eastern Telecommunications Limited, the company jointly owned by PCCW and Cable and Wireless plc, which holds shares in MobileOne; net of the Group’s share of losses of other associates for the year.

Share of Results of Unconsolidated Subsidiaries

The Group has no unconsolidated subsidiaries for the current year. Share of results of unconsolidated subsidiaries for the year ended December 31, 2001 of HK$152 million included the Group’s 40 percent share of profit from RWC’s wireless communications business of HK$24 million and the Group’s 100 percent share of profit from the Group’s Internet Protocol Backbone business for the month of January 2001 of HK$128 million, prior to the formation of the ventures with Telstra.

Taxation

Taxation for the year ended December 31, 2002 was HK$1,406 million compared to HK$1,982 million in 2001. The 29 percent decrease was primarily due to a retrospective restatement of prior year’s taxation balance to take into account the change in the accounting standard on income taxes as a result of the adoption of SSAP 12, “Income Taxes”, issued by the Hong Kong Society of Accountants with effect from January 1, 2002.

The Group’s effective tax rate was 44 percent for the year ended December 31, 2002, excluding the impairment loss for goodwill attributable to the interest in Reach and net losses on disposal of the interests in RWC and MobileOne. Under the current tax system in Hong Kong, the Group does not enjoy any group relief on losses. Furthermore, the Group’s financing costs, to the extent that they are attributable to the acquisition of HKT and other companies, are not tax deductible. Excluding these factors, the profitable companies in the Group have an effective tax rate which is approximately the statutory tax rate of 16 percent. Management does not believe there is tax inefficiency in those companies but will continue to review and minimize the Group’s tax costs, subject to the constraints of the existing Hong Kong tax rules.

Loss for the Year Attributable to Shareholders

The shift to a substantial loss attributable to shareholders of HK$7,762 million for the year ended December 31, 2002 from the restated net profit of HK$1,343 million for the year ended December 31, 2001 is largely attributable to an impairment loss recognized for the goodwill in relation to the Group’s investment in Reach, amounting to approximately HK$8,263 million. In addition, upon disposal of the Group’s 40 percent interest in RWC, an accounting loss of approximately HK$1,771 million was also created. These accounting losses are mainly a result of the inclusion of goodwill previously eliminated against reserves in the current year’s impairment provision and in the cost of disposal. The accounting treatment has no impact on the Group’s operations, cash flows, revenue, profit from operations or EBITDA.

Net profit for the year ended December 31, 2002 before non-recurring items comprising impairment loss for goodwill attributable to the Group’s interest in Reach; accounting loss on disposal of the Group’s 40 percent interest in RWC; profit on disposal of partial interest in MobileOne; and restructuring costs; was HK$2,245 million, an increase of 67 percent compared to the restated net profit of HK$1,343 million in 2001. Profit attributable to shareholders for the year ended December 31, 2001 was restated as a result of the retrospective restatement of prior year’s taxation balance on adoption of SSAP 12, issued by the Hong Kong Society of Accountants with effect from January 1, 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to maintain a solid financial position to underpin its operations. As at December 31, 2002, the Group had Net Cash (Net Cash is cash and cash equivalents plus fixed deposits for banking facilities for the Cyberport project minus short-term borrowings) of HK$8,447 million (2001: HK$8,570 million), gross long-term debt of HK$41,366 million (2001: HK$47,875 million), and Net Debt of HK$32,919 million (2001: HK$39,305 million).

Cash Flow

The Group generated strong operating cash flows for the year ended December 31, 2002:

Year ended December 31,

2002 HK$ million

2002 US$ million

2001 HK$ million

2001 US$ million

Operating cash flow after interest and taxes (Note 1)

4,962

637

4,593

589

Less: Capital expenditure

(1,611
)
(207
)
(2,415
)
(310
)

Operating cash flow after interest, taxes and capital expenditure

3,351

430

2,178

279

Less: Investment in Cyberport

(2,204
)
(283
)
(1,260
)
(162
)

Operating cash flow after interest, taxes, capital expenditure and investment in Cyberport

1,147

147

918

117

Note 1:  Operating cash flow after interest and taxes is net cash inflow from operating activities before investment in Cyberport and changes in fixed deposits.

Operating cash flow after interest, taxes and capital expenditure (but before investment in Cyberport development) increased significantly by 54 percent to HK$3,351 million from HK$2,178 million year-on-year as a result of the robust recurring cash flow generated by the core telecommunications business, lower net interest payments and cautious control over capital expenditure. Operating cash flow after interest, taxes, capital expenditure and investment in Cyberport development for the year ended December 31, 2002 was HK$1,147 million, a 25 percent increase on the previous year.

Debt Refinancing

Management has continued to de-leverage the Group by reducing gross long-term debt by approximately 14 percent from HK$47,875 million as at December 31, 2001 to HK$41,366 million as at December 31, 2002. Net Debt decreased by 16 percent from HK$39,305 million to HK$32,919 million year-on year.

In January 2002, the Group issued US$450 million 1 percent convertible bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by the Company and PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company. The net proceeds were used to prepay a portion of the US$4,700 million term loan facility of HKTC established in February 2001 (“Term Loan Facility”) and for working capital purposes.

Subsequently in March and April 2002, HKTC raised two term loan facilities of HK$5,000 million each due for repayment in 2008 and 2009, respectively. The proceeds of these two loans were used to further prepay a portion of the outstanding Term Loan Facility.

In addition to the refinancing as described above, HKTC prepaid a total of approximately HK$2,943 million (approximately US$377 million) of the outstanding portion of the Term Loan Facility during the year using internal cash resources. At the end of 2002, the outstanding balance of the Term Loan Facility was approximately HK$6,094 million (approximately US$781 million) due in February 2008.

As part of the Group’s sale of its entire 40 percent equity interest in RWC to Telstra in June 2002, the proceeds from the disposal and the issue of a US$190 million 2005 Note to Telstra were set off in full against the amount due by the Company to Telstra for the redemption of the 2007 Bond plus interest accrued thereon. The net effect on total debt was a reduction of US$614 million.

New Financings in 2003

In January 2003, a member of the Group privately placed US$456 million Guaranteed Notes due 2013 to raise funds for general corporate purposes. The notes are unconditionally and irrevocably guaranteed by the Company.

On March 14, 2003, PCCW completed a 5-year term loan facility for HK$3,003 million (approximately US$385 million) on an unsecured basis. The loan is repayable in 2008. The proceeds will be used for general corporate purposes.

Based on the Group’s working capital projection, which has taken into account the available banking and other borrowing facilities of the Group, for the year ended December 31, 2002, the Company is of the opinion that the Group has adequate working capital to meet its current requirements.

Credit Ratings of HKTC

On September 5, 2002, Standard & Poor’s Ratings Services (“S&P”) affirmed its BBB corporate credit rating on HKTC and revised upward its outlook on HKTC to positive from stable. HKTC maintained an investment-grade credit rating from Moody’s Investors Service (“Moody’s”) of Baa1 (stable outlook).

On February 7, 2003, Moody’s stated that it would review the Group’s strategy as well as the underlying performance of its core business and placed HKTC’s ratings on review for possible downgrade. On February 21, 2003, S&P expressed an intention to review the outlook on the rating of HKTC. Management of the Group looks forward to the opportunity of reaffirming with the rating agencies the improving credit fundamentals at HKTC.

CAPITAL EXPENDITURE

Capital expenditure for the year ended December 31, 2002 amounted to HK$1,611 million (approximately US$207 million) (2001: HK$2,415 million or approximately US$310 million) which consisted, principally of investments in the local network to meet increased broadband demand, expansion of the core broadband network, IP-VPN technology, and technology for the delivery of new Internet Services to businesses and consumers.

PCCW has made significant investment in its communications network in previous years. This has included upgrade and expansion of network coverage, and building a platform for broadband and IP initiatives. Besides on-going core network expansion, the bulk of 2003 capital expenditure will be on meeting demand for new broadband access lines, value-added services, and on continuously investing in other new services and initiatives. PCCW will continue to invest prudently, using criteria including internal rate of return, net present value and payback period, depending on the type of business.

INVESTMENT IN CYBERPORT DEVELOPMENT

The Group invested approximately HK$2,204 million (2001: HK$1,260 million) in the Cyberport project for the year ended December 31, 2002, bringing the cumulative total investment in the project to approximately HK$3,890 million by the end of 2002. The Group will continue to contribute equity into the Cyberport development in the near term before the project becomes self-funding. The sales of Residence Bel-Air, the residential portion of the Cyberport development, started in February 2003.

DIVIDEND

The Directors do not recommend the payment of a final dividend for the year ended December 31, 2002 (2001: Nil).

CHARGE ON ASSETS

As at December 31, 2002, certain assets of the Group with an aggregate value of HK$4,357 million (2001: HK$2,776 million) were pledged to secure loan facilities utilized by the Group.

Certain other investments with an aggregate value of HK$237 million were placed as collateral in relation to certain equity-linked transactions executed during the year.

In addition, the Group was granted a standby letter of credit facility that was secured by a charge over bank deposits of approximately HK$720 million (2001: HK$1,405 million).

The Group’s interest in Reach was also used to secure the 2005 Note.

CONTINGENT LIABILITIES

As at December 31, 2002, the Group’s contingent liabilities amounted to HK$134 million as compared to HK$159 million at December 31, 2001.

EMPLOYEES

As of December 31, 2002, the Group had approximately 11,600 employees (2001: 14,600). The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company’s business performance targets. Payment of bonuses is based on achievement of revenue and EBITDA targets for the Company’s individual businesses and the Group as a whole. The Company also operates a discretionary employee share option scheme to motivate employee performance in enhancing shareholder value. In 2002 the Company also established two share award schemes under which awards of the Company’s shares are made to recognize the contributions of certain of the Group’s employees in order to retain them for the continued operation and development of the Group, and to attract suitable personnel for the further development of the Group.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance Committee, a subcommittee of the Executive Committee of the board of directors, determines appropriate hedging activities undertaken with the aim of managing, prudently, the market risk associated with transactions undertaken in the normal course of the Group’s business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance Committee and the Executive Committee, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group’s financial results. Costs associated with entering into such contracts are not material to the Group’s financial results.

OUTLOOK

As the results for the past year demonstrate, the Group has been able to deliver strong operating results from its core businesses through difficult market conditions. However, the businesses are not immune to the realities of the global slowdown, or significant competition. The Group’s 2002 results also show that management has taken the difficult decisions to continue to adjust to these new realities, particularly given the substantial realignment undertaken at TSS and the substantial goodwill impairment recognized in relation to Reach.

Looking ahead to the rest of 2003, the Group continues to face many of the same challenges. In light of geopolitical and economic uncertainties, the Company’s Hong Kong and international customers continue to be cautious and cost conscious. Competition continues to be relatively strong in the core markets, which puts pressure on both market share and pricing.

Nonetheless, the Group believes that many of the innovative and aggressive actions it continues to pursue will position it well to deliver sound operating results over the medium-term. Despite the difficult market conditions, the Group expects that its business and revenue mix will continue to change over time as the eSolutions and value-added services businesses continue to grow. The Company is launching innovative products and services and pricing packages to help retain and win back customers, and to attempt to maintain stable revenues despite continuing downward pressure on pricing. The realignment and cost adjustments measures undertaken in 2002 should further reduce costs in 2003, although the Group’s costs could also be somewhat negatively impacted by the Group’s changing business mix.

The Group’s free cash flow generation should continue to improve. This is particularly true as the net cash investment to the Cyberport development should decline significantly in 2003 relative to 2002 as the proceeds of the residential sales at Residence Bel-Air begin to cover some of the ongoing construction costs.

The Group expects to use a substantial portion of this cash flow to continue to reduce its outstanding debt. Last year the Group stated its intention to pay down a further US$1 billion in the years 2002 through to 2005, and has already paid US$377 million of that target. This and other operating and strategic initiatives should continue to move the Group towards its stated target of achieving single “A” ratings at HKTC from both S&P and Moody’s.

While the debt reduction targets and ratings goals remain the Group’s priorities, the Group’s management team remains focussed on forming strategies to deliver sustained value and growth to shareholders over the coming years. However, in light of global political and economic uncertainties, the Group has adjusted its focus to further strengthening its balance sheet in the interests of all investors. Therefore the Company has decided it will not pay a dividend in 2004.

The Company’s target is to pay a dividend in the medium-term. However, the Group first wants to make significant progress towards its previously announced goals of: 1) continuing to reduce debt by US$1 billion from 2002 to the end of

2005 (of which US$377 million has already been paid), and 2) achieving the desired “A” ratings.

Furthermore, the Company will continue to look for ways to improve revenue by considering new investments that are consistent with financial priorities and that meet the Group’s strict investment criteria.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Details of the purchase, sale or redemption of the Company’s listed securities during the year ended December 31, 2002 will be set out in the Consolidated Financial Statements contained in the Company’s Annual Report which will be despatched to holders of the Company’s shares before the end of April 2003 and will be published on the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in due course.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Throughout the year ended December 31, 2002, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) save that the non-executive Directors are not appointed for a specific term of office but are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company’s Articles of Association.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

By order of the Board Fiona Nott Company Secretary

Hong Kong, March 20, 2003

AUDITED CONSOLIDATED RESULTS
For the year ended December 31, 2002
(Amounts expressed in millions of Hong Kong dollars except for (loss)/earnings per share)

Note

2002

2001 (Restated) (Note 11)

Turnover

3

20,112

21,959

Operating profit before net gains on investments, provision for impairment losses and restructuring costs

5,212

4,774

Gains on investments, net

13

767

Provision for impairment losses

(534
)
(91
)

Restructuring costs

4

(311
)
—

Profit from operations

3

4,380

5,450

Finance costs, net

5

(1,997
)
(3,056
)

Share of results of jointly controlled companies

550

523

Share of results of associates

281

158

Share of results of unconsolidated subsidiaries

—

152

Impairment loss for goodwill attributable to the interest in Reach

6

(8,263
)
—

Losses on disposal of interests in RWC and MobileOne, net

7

(1,433
)
—

(Loss)/Profit before taxation

(6,482
)
3,227

Taxation, as previously stated

(1,406
)
(1,433
)

  Prior period adjustment arising from adoption of new accounting standard for deferred taxation

11
(b)
—

(549
)

Taxation, as restated

8

(1,406
)
(1,982
)

(Loss)/Profit after taxation

(7,888
)
1,245

Minority interests

126

98

(Loss)/Profit for the year attributable to shareholders

(7,762
)
1,343

Basic (loss)/earnings per share

9

(168.53 cents
)
30.01 cents

Diluted earnings per share

9

N/A

29.11 cents

NOTES TO THE AUDITED CONSOLIDATED RESULTS

1.         Group Organization

The principal activities of the Group are the provision of local and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in and development of systems integration and technology-related businesses; and investment in and development of infrastructure and properties in Hong Kong and elsewhere in mainland China.

2.         Basis of Presentation

Except as described in Note 11, the accounting policies adopted in preparing these audited consolidated financial statements are consistent with those followed in the Group’s annual financial statements for the year ended December 31, 2001.

3.         Segment Information

An analysis of turnover and profit from operations of the Group by business and geographical segments is set out below:

Turnover

Profit from operations

Year ended December 31,

2002

2001#

2002

2001#

(Amounts expressed in millions of Hong Kong dollars)

(a) Business segments:

TSS[1]

18,007

19,827

6,348

7,243

Business eSolutions[3]

2,234

1,936

(102)

(31)

Infrastructure

685

1,368

267

309

Others[2]

793

468

(1,930)

(1,622)

Eliminations of inter-segment sales

(1,607)

(1,640)

—

—

20,112

21,959

4,583

5,899

Other corporate expenses net of other income

—

—

(203)

(449)

20,112

21,959

4,380

5,450

(b) Geographical segments:

Hong Kong

19,063

21,010

Mainland China (exclude Hong Kong) and Taiwan

701

853

Others

  348

  96

20,112

21,959

On disposal of the Group’s 40 percent equity interest in RWC in June 2002, the segment assets of TSS were reduced by approximately HK$2,482 million.

Notes:

#
    During
      the year, the Group transferred certain operations among business segments as a result of its operation re-organization. Comparative figures were restated to conform with the current year's classification as follows:

1.
Retail consumer broadband and narrowband Internet access services and related multimedia services were transferred to TSS from Internet Services in 2002.

2.
The remainder of Internet Services, which primarily comprises costs associated with the production of English and Chinese Internet and broadband content, is included under Others in 2002.

3.
The operations of Internet Data Centers were merged into and are reported under Business eSolutions in 2002.

4.         Restructuring Costs

During the current year, the Group subcontracted a significant portion of its network maintenance function to 17 newly-established subcontracting companies owned by staff previously employed by the Group. Approximately 1,600 former employees joined these subcontracting companies in November 2002 and approximately 3,000 of the Group’s employees joined a new wholly-owned subsidiary, Cascade, on January 1, 2003. In addition, the Group reset staff levels for maximum efficiency during the year involving approximately 1,400 employees. Restructuring costs mainly represent the ex-gratia payments, curtailment loss on retirement scheme, Cascade incentive bonus and payment in lieu of notice for the above exercises.

5.         Finance Costs, Net

2002 HK$ million

2001 HK$ million

Bank loans and overdrafts wholly repayable within 5 years

10

887

Bank loans and overdrafts not wholly repayable within 5 years

842

1,853

Other loans wholly repayable within 5 years

811

645

Other loans not wholly repayable within 5 years

531

359

2,194

3,744

Interest capitalized in properties under development for investment and fixed assets

(33
)
(140
)

Finance costs

2,161

3,604

Interest income on bank deposits

(164
)
(548
)

Finance costs, net

1,997

3,056

Finance costs of HK$2,161 million (2001: HK$3,604 million) include amortization of arrangement fees of approximately HK$241 million (2001: HK$517 million) incurred in respect of the bank loans and other long term borrowings obtained by the Group.

During the year, the capitalization rate used to determine the amount of interest eligible for capitalization ranged from 3.0 percent to 3.5 percent (2001: 3.3 percent to 7.1 percent).

6.         Impairment Loss for Goodwill attributable to the Interest in Reach

Reach is currently in negotiations with its bankers to restructure the terms of a syndicated bank loan of US$1,500 million. It has been granted waivers for certain of its debt covenants until the end of March 2003. Reach continues to operate in difficult and volatile conditions and its ability to continue as a going concern is dependent on successful renegotiation of its existing bank loan or other forms of funding being made available. Discussions with the banks continue to be constructive.

In view of the above developments, the Group has also performed an assessment of the fair value of its interest in Reach, including the related goodwill that had previously been eliminated against reserves, as at December 31, 2002. As a result, based on the estimated value in use of Reach, the Group has recognized an impairment loss for goodwill attributable to the interest in Reach of approximately HK$8,263 million in the income statement for the year ended December 31, 2002.

7.         Losses on Disposal of Interests in RWC and MobileOne, Net

Note

2002

HK$ million

Loss on disposal of interest in RWC

a

(1,771)

Profit on disposal of partial interest in MobileOne

b

  338

(1,433)

a.      Loss on disposal of interest in RWC

On June 28, 2002, the Company and Telstra entered into, and completed, an agreement relating to the following:

i.          The sale by the Company of its entire 40 percent equity interest in RWC to Telstra for a consideration of approximately US$614 million (approximately HK$4,792 million);

ii.         The redemption by the Company of the outstanding principal amount of the 2007 Bond together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and

iii.        The issue by the Company of the 2005 Note to Telstra.

A summary of the loss on disposal of interest in RWC, an associate, is set out below:

2002

HK$’ million

2007 Bond

5,850

2007 Bond accrued interest

424

Less: Fair value of 2005 Note

(1,482
)

Proceeds on disposal of interest in RWC

4,792

Less: Book carrying value of interest in RWC at June 28, 2002, as previously stated

(2,770
)

Surplus of proceeds on disposal of interest in RWC over its book carrying value

2,022

Less: Realization of related goodwill previously charged against reserves, as previously stated

(3,831
)

Accounting loss on disposal of interest in RWC, as previously stated

(1,809
)

Add: Adjustment to book carrying value of interest in RWC upon adoption of SSAP 12 “Income taxes” - note 11(b)

288

Adjustment to realization of related goodwill charged against reserves

(250
)

Accounting loss on disposal of interest in RWC, as restated

(1,771
)

The accounting treatment for the sale of RWC has no impact on the Group’s operations or cash flows.

b.      Profit on disposal of partial interest in MobileOne

The Group owned an effective 14.7 percent interest in MobileOne, which was an associate of the Group. In December 2002, MobileOne was listed on the Singapore Exchange Securities Trading Limited through the sale of existing shares. This resulted in a disposal of an equivalent of 8.4 percent stake in MobileOne by the Group. The effective consideration of the disposal was approximately HK$497 million, which generated a profit of approximately HK$338 million. Following completion of the disposal, the Group’s effective interest in MobileOne was reduced from 14.7 percent to 6.3 percent as at December 31, 2002.

A summary of the profit on disposal of partial interest in MobileOne is set out below:

2002

HK$’ million

Proceeds on disposal of partial interest in MobileOne, net of transaction costs

497

Less: Share of the book carrying value of partial interest in MobileOne

(159
)

Profit on disposal of partial interest in MobileOne

338

8.         Taxation

Hong Kong profits tax has been provided at the rate of 16 percent (2001: 16 percent) on the estimated assessable profits for the year. Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

Please refer to Note 11(b) for details of change in accounting policy for deferred taxation adopted by the Group with effect from January 1, 2002.

9.         (Loss)/Earnings Per Share

The calculation of basic and diluted (loss)/earnings per share is based on the following data:

2002

2001

(Restated) (Note 11b)

(Loss)/Earnings (HK$ million)

(Loss)/Earnings for the purposes of basic and diluted earnings per share

(7,762
)
1,343

Number of shares

Weighted average number of ordinary shares for the purposes of basic (loss)/earnings per share

4,605,653,512

4,474,615,652

Effect of dilutive potential ordinary shares

138,787,281

Weighted average number of ordinary shares for the purposes of diluted earnings per share

4,613,402,933

The diluted loss per share for the year ended December 31, 2002 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on January 7, 2003, every five issued and unissued ordinary shares of HK$0.05 each were consolidated into one new ordinary share of HK$0.25 (“New Share”) in the capital of the Company with effect from January 8, 2003 (the “Share Consolidation”). Upon the Share Consolidation becoming effective on January 8, 2003, the authorized share capital of the Company became HK$1,600,000,000 divided into 6,400,000,000 New Shares, of which 4,653,754,074 New Shares are in issue and fully paid. The New Shares rank pari passu in all respects with each other. The weighted average number of ordinary shares in 2002 and 2001 for the purpose of calculating basic and diluted (loss)/earnings per share have been retrospectively adjusted for the five-to-one Share Consolidation which took place in January 2003.

10.       Contingent Liabilities

2002

2001

HK$ million

HK$ million

Performance guarantee

74

48

Others

60

111

134

159

On April 23, 2002, a writ of summons was issued against HKT, a wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for its failure to purchase 6,522,000 shares of TTNS, a subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$90 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants were successful in their claim. A defense was filed by HKT on May 29, 2002. Based on legal advice received, the Directors consider that
HKT has valid defenses, therefore no provision has been made.

11.       Adjustments Retrospectively Applied Upon Adoption of New Accounting Standards in Hong Kong

(a)    Adoption of SSAP 34 “Employee Benefits”

SSAP 34 prescribes the accounting and disclosure for all forms of consideration given by an enterprise in exchange for services rendered by employees. The underlying principle is that the cost of providing employee benefits should be recognized in the period in which benefits are earned by the employees, rather than when they are paid or payable.

The Group has been providing defined benefit retirement plans to certain of its employees. Prior to the adoption of SSAP 34, contributions to the defined benefit schemes were made in accordance with the advice of qualified independent actuaries and were recognized as costs of retirement benefits to the income statement in the relevant accounting period. Special contributions were made to the retirement plans as recommended by the actuaries and were deferred and amortized to the income statement on a systematic basis over the employees’ average expected service lives.

With effect from January 1, 2002, in order to comply with SSAP 34, the Group adopted a new policy for defined benefit retirement plans. As a result of the adoption of this accounting policy, the Group has chosen to recognize the entire transitional liability immediately under the transitional provision of SSAP 34. As at January 1, 2002, the transitional liability of the Group’s defined benefit retirement plans, which represented the excess of the defined benefit obligation over the fair value of the plan assets, was HK$521 million. The amount was recognized retrospectively against the opening balance of the accumulated deficit as at January 1, 2002 and the defined benefit liability has been carried in the consolidated balance sheet as non-current liabilities. In addition, the Group wrote off the unamortized balance of special contribution of HK$298 million that was made to the defined benefit retirement plans in 1998. A resultant adjustment of HK$723 million after netting of deferred tax impact of HK$96 million was made to the opening balance of the accumulated deficit of the Group as at January 1, 2002. Comparative financial statements have not been restated.

(b)    Adoption of SSAP 12 (revised) “Income taxes”

The Hong Kong Society of Accountants issued SSAP 12 “Income taxes” (“SSAP 12 (revised)”) in August 2002, which supercedes the previous SSAP 12 “Accounting for deferred taxes”. The new standard will be effective for accounting periods beginning on, or after January 1, 2003. The Group has elected to early adopt the SSAP 12 (revised) in the consolidated financial statements as of and for the year ended December 31, 2002.

SSAP 12 (revised) requires deferred tax assets and liabilities to be provided in full using the liability method, on temporary differences arising between the tax base of an asset or a liability and its carrying amount in the financial statements at any point in time. Deferred tax assets or liabilities arising from temporary differences need to be measured at the tax rates enacted or substantially enacted by the balance sheet date. The principal temporary differences arise from depreciation of fixed assets, revaluation surplus of certain non-current assets, provision for pensions, tax losses carried forward, and, in relation to acquisitions, the difference between the fair values of the net assets acquired and their tax base.

Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Movements of deferred tax assets and liabilities between the two balance sheet dates need to be reported either in the income statement or as an item of recognized gain or loss in reserve movements.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

The adoption of SSAP 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that comparatives presented have been restated to conform to the changed policy. As a result of the new accounting policy, the

Group’s loss for the year and the amount charged to accumulated deficit has been decreased by HK$140 million (2001: the Group’s profit decreased by HK$549 million) and the net liabilities as at year end have been increased by HK$3,009 million (2001: HK$3,400 million). The new accounting policy has been adopted retrospectively, with the opening balances of accumulated deficit and the comparative information adjusted for the amounts relating to prior periods. The opening accumulated deficit of the Group at January 1, 2001 and 2002 have been increased by HK$3,078 million and HK$3,358 million respectively representing the unprovided net deferred tax liabilities as at those dates. This change has resulted in an increase in deferred tax liabilities at December 31, 2001 by HK$2,720 million.

12.       SUMMARY OF CONDENSED BALANCE SHEET

At December 31,

2002

2001

HK$ million

HK$ million (Restated) Note 11

Total assets

49,763

51,841

Total liabilities

(55,271)

(62,338)

Net Liabilities

(5,508)

(10,497)

Represented by:

Share capital

1,164

1,135

Deficit

(7,080)

(12,176)

Minority interests

408

544

Net Liabilities

(5,508)

(10,497)

Forward Looking Statements

This announcement contains certain forward-looking statements. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in PCCW’s reports furnished to or filed with the U.S. Securities and Exchange Commission, including, but not limited to, PCCW’s report on Form 6-K containing this announcement and certain sections of PCCW’s most recent Annual Report on Form 20-F.

“Please also refer to the published version of this announcement in SCMP”.